Exhibit (a)(vii)

SUNAMERICA INCOME FUNDS

CERTIFICATE OF AMENDMENT TO DECLARATION OF TRUST

I, William J. Shea, a duly elected Trustee of SunAmerica Income Funds (the “Trust”), a Massachusetts business trust, hereby certify as follows:

The Trustees of the Trust, at a meeting held on June 4, 2014, acting pursuant to Section 11.3(a) of Article XI of the Declaration of Trust dated April 24, 1986, as amended (as so amended, the “Declaration”), for the avoidance of doubt, have made the following amendments to the Declaration in order to supply certain omissions and cure certain ambiguities:

1. The first sentence of the second paragraph of Section 10.1 of the Declaration has been amended to read as follows:

In the event of the establishment of series or classes as contemplated by Section 6.9, Shareholders of each such series or class shall, with respect to those matters upon which Shareholders are entitled to vote, be entitled to vote only on matters affecting such series or class, and voting shall be by series or class and require a Majority Shareholder Vote of each series or class that would be affected by such matter where required by applicable law, except that all Shares (regardless of series or class) shall be voted as a single voting class, or a Majority Shareholder Vote of each series or class shall be necessary where required by applicable law.

2. Section 11.4 of the Declaration has been amended in its entirety to read as follows:

11.4 Merger, Consolidation and Sale of Assets. The Trust or any series of the Trust may merge or consolidate with any other corporation, association, trust or other organization (including, with respect to a series, another series of the Trust) or may sell, lease or exchange all or substantially all of the Trust Property or the Trust Property belong to such series, including its good will, upon such terms and conditions and for such consideration when and as authorized by a Majority Shareholder Vote of the Trust, or such series as the case may be, and any such merger, consolidation, sale, lease or exchange shall be deemed for all purposes to have been accomplished under and pursuant to the statutes of the Commonwealth of Massachusetts. In respect of any such merger, consolidation, sale or exchange of assets, any Shareholder shall be entitled to rights of appraisal of his Shares to the same extent as a shareholder of a Massachusetts business corporation in respect of a merger, consolidation, sale or exchange of assets of a Massachusetts business corporation, and such rights shall be his exclusive remedy in respect of his dissent from any such action.

These amendments shall be effective as of June 4, 2014.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of June, 2014.

By:	/s/ William J. Shea
Name:	William J. Shea As Trustee, and not individually